Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

August 28, 2008

ITEM 3                      News Release

A News Release dated August 28, 2008 was issued and disseminated on August 28, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced that it has received notification of delisting from the American Stock Exchange regarding non-compliance with listing standards.

ITEM 5                      Full Description of Material Change

ViRexx announced that it has received notification from the American Stock Exchange (“AMEX” or “Exchange”) that the Company’s plan to regain compliance with ongoing listing standards of the AMEX was not accepted and intends to initiate the delisting process unless the Company submits an appeal by August 29, 2008.

Since submitting the plan, the Company has also fallen out of compliance with an additional listing standard.  Specifically, the Company is not in compliance with Section 1003(f)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in or removing from the list, a company that fails or refuses to pay, when due, any applicable listing fees established by the Exchange.  The Company satisfied its outstanding balance payable to the Exchange for listing fees on August 28, 2008.

On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its AMEX listing, the Company submitted a plan to the AMEX addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009.

The Company has submitted an application for appeal prior to the August 29, 2008 deadline.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

September 3, 2008